                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7)(1)

                             The Topps Company, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    890786106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO PARTNERS II L.P., SERIES Y
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,700
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,700
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO ADVISORS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,900
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARNAUD AJDLER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,301
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,301
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THE COMMITTEE TO ENHANCE TOPPS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,550,201
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,900
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,550,201
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 7 amends the
Schedule 13D as specifically set forth.

      Item 2 is hereby amended to add the following:

            On April 26, 2007, The Committee to Enhance Topps (the "Committee"),
consisting of Crescendo  Partners II L.P.,  Series Y, Crescendo  Investments II,
LLC, Crescendo Advisors LLC, Eric Rosenfeld and Arnaud Ajdler, filed preliminary proxy  materials  in  connection  with the  solicitation  of  proxies  against a proposed  merger  between the Issuer and a buyout  group that  includes  Madison
Dearborn  Partners,  LLC and an investment  firm  controlled by Michael  Eisner.
Accordingly,  as of April 26, 2007, the Committee is a Reporting Person together with the existing members of the Section 13(d) group.

      The Committee is not a business entity and has no place of organization.

      Item 4 is hereby amended to add the following:

            On April 26, 2007, the Committee filed a preliminary proxy statement with the  Securities  and Exchange  Commission  ("SEC") in  connection  with the solicitation  of proxies  against a proposal to approve  the merger  between the
Issuer and a buyout group that includes  Madison Dearborn  Partners,  LLC and an investment firm controlled by Michael Eisner (the "Merger Proposal"), which will be voted on at a meeting of the Issuer's stockholders.

            On April 26, 2007, the Committee  issued a press release  announcing
(i) that the Committee filed a preliminary proxy statement with the SEC and (ii)
that  it  had  delivered  a  letter  dated  April  26,  2007,  to  the  Issuer's shareholders in which the Committee  expresses  strong  opposition to the Merger
Proposal  for the  following  reasons:  (1)  that the  $9.75  per  share  merger consideration  proposed to be paid to the Issuer's  stockholders  is inadequate,
(2) that better  alternatives  exist for maximizing  stockholder value, (3) that the process that led to the signing of the merger  agreement  was flawed and (4)
that the  deal-protection  terms of the  "go-shop"  provision  under the  merger agreement do not provide for a sufficient,  post-signing market check. A copy of the press release,  with attached letter, is attached hereto as Exhibit 6 and is incorporated herein by reference.

     THE  COMMITTEE  ADVISES  ALL  STOCKHOLDERS  OF THE  COMPANY  TO READ THE
DEFINITIVE  PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN  IMPORTANT  INFORMATION.  SUCH PROXY  MATERIALS WILL
BE  AVAILABLE  AT NO CHARGE ON THE  SEC'S WEB SITE AT  HTTP://WWW.SEC.GOV.  IN
ADDITION,  THE PARTICIPANTS IN THE PROXY  SOLICITATION  WILL PROVIDE COPIES OF
THE PROXY  STATEMENT  WITHOUT CHARGE UPON REQUEST.  REQUESTS FOR COPIES SHOULD
BE DIRECTED TO THE  PARTICIPANTS'  PROXY SOLICITOR,  D.F. KING & CO., INC., BY
CALLING (800) 628-8532.

      THE  PARTICIPANTS  IN THE PROXY  SOLICITATION  ARE  ANTICIPATED  TO BE THE
REPORTING PERSONS.  STOCKHOLDERS OF THE ISSUER MAY OBTAIN INFORMATION  REGARDING
THE  PARTICIPANTS'  DIRECT  OR  INDIRECT  INTERESTS,  BY  SECURITY  HOLDINGS  OR
OTHERWISE, IN THE ISSUER BY REFERRING TO ITEM 5 OF THIS SCHEDULE 13D.

      Item 7 is hereby amended to add the following exhibits:

            6. Press Release, with attached letter, dated April 26, 2007.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2007                         CRESCENDO PARTNERS II, L.P., SERIES Y

                                           By:  Crescendo Investments II, LLC
                                                General Partner

                                           By: /s/ Eric Rosenfeld
                                               ---------------------------------
                                           Name: Eric Rosenfeld
                                           Title: Managing Member

                                           CRESCENDO INVESTMENTS II, LLC

                                           By: /s/ Eric Rosenfeld
                                               ---------------------------------
                                           Name: Eric Rosenfeld
                                           Title: Managing Member

                                           CRESCENDO ADVISORS LLC

                                           By: /s/ Eric Rosenfeld
                                               ---------------------------------
                                           Name: Eric Rosenfeld
                                           Title: Managing Member

                                           THE COMMITTEE TO ENHANCE TOPPS

                                           /s/ Eric Rosenfeld
                                           -------------------------------------
                                           Name: Eric Rosenfeld
                                           Title: Authorized Signatory

                                           /s/ Eric Rosenfeld
                                           -------------------------------------
                                           ERIC ROSENFELD

                                           /s/ Arnaud Ajdler
                                           -------------------------------------
                                           ARNAUD AJDLER

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                              Page
      -------                                                              ----

6.    Press Release, dated April 26, 2007.                                 11-14

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

FOR IMMEDIATE RELEASE
---------------------

             THE COMMITTEE TO ENHANCE TOPPS FILES PRELIMINARY PROXY
                             MATERIALS WITH THE SEC

 Delivers Letter to Topps Stockholders Expressing its Strong Opposition to the
                           'Inadequate' Proposed Offer
     -----------------------------------------------------------------------

NEW YORK, NY - APRIL 26, 2007 - The Committee to Enhance Topps  announced  today that it has filed  preliminary  proxy materials with the Securities and Exchange
Commission in connection  with the  solicitation  of proxies  against a proposed merger  between The Topps  Company,  Inc.  (NASD:TOPP)  and a buyout  group that includes  Madison  Dearborn  Partners,  LLC and an investment firm controlled by
Michael  Eisner,  which  will  be  voted  on  at  a  special  meeting  of  Topps stockholders.  In addition,  the  Committee  announced  that it has  delivered a letter to Topps  stockholders  expressing its strong  opposition to the proposed offer.

Full text of the letter follows:

                         THE COMMITTEE TO ENHANCE TOPPS

                                                      April 26, 2007
Dear Fellow Topps Stockholder:

The Committee to Enhance Topps (the "Committee") is a significant stockholder of
The Topps Company, Inc. ("Topps"),  owning approximately 6.6% of its outstanding common  stock.  We are  writing to our  fellow  stockholders  because  Topps has entered into an ill-advised  agreement to be acquired by entities  controlled by
Michael D. Eisner and  Madison  Dearborn  Partners,  LLC at a price of $9.75 per share. We are strongly opposed to the acquisition of Topps because,  among other things,  the proposed  price to be paid for your Topps shares is inadequate  and there are better choices available for maximizing stockholder value.

       THE COMMITTEE STRONGLY OPPOSES THE INADEQUATE $9.75 PROPOSED OFFER

We believe that the proposed  acquisition  is not in the best  interest of Topps stockholders.  We  are  strongly  opposed  to  this  transaction.  Consider  the following:

   1) THE $9.75 PER SHARE MERGER CONSIDERATION PROPOSED TO BE PAID BY MR. EISNER
      AND HIS PARTNERS TO THE COMPANY'S STOCKHOLDERS IS INADEQUATE.  IT DOES NOT
      FULLY REFLECT THE INTRINSIC VALUE OF YOUR COMPANY'S SHARES.

      o  The price  presents only a Mickey  Mouse-like 3% premium to the average closing price of Topps' shares for the  20-trading  days  preceding the signing of the merger agreement.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

      o  Since the date the merger agreement was signed, the Company's stock has been consistently  trading at prices higher than the proposed $9.75 per share offer price, trading as high as $10.17 on April 19, 2007.

      o  The  Company  fails to tell you that  the most  recent  proposed  stock repurchase  program that was approved by the Topps Board for the period
         September  2005  through  September  2006 had a top price of $10.62 per share.  The Committee  does not understand how management and the Topps
         Board on the one hand can  recommend  buying  shares up to  $10.62  per share,  but on the other hand  approve the sale of the Company at $9.75 per  share,  particularly  given  the  improvements  in  the  Company's financial performance in the first three quarters of fiscal year 2007.

   2) A BETTER  ALTERNATIVE  EXISTS FOR MAXIMIZING  STOCKHOLDER  VALUE.

      o  If the merger is voted  down,  we intend to  nominate a slate of highly qualified  business  executives  to replace the members of the existing
         Topps  Board.  Our  nominees  will be  dedicated  to acting in the best interest of all Topps stockholders and will take all necessary steps to maximize stockholder value.

      o  As a first step, we would  recommend a modified  "Dutch Auction" tender offer be conducted to buy back $110 million of shares between $10.00 to
         $10.50 per share.  Such a tender offer would have multiple  advantages, which  include  (i) fixing the capital  structure  by placing a limited amount of debt on the  Company,  (ii)  providing  current  liquidity to investors  at a higher  price per share  than the  proposed  merger and
         (iii) providing  long-term  stockholders  the ability to participate in the Company's future growth in a more levered way.

      o  We  believe  that the  Company  should  hire a new CEO  with  extensive marketing  and  turnaround  experience,  and  who  would  bring a fresh perspective to the  organization  in order to improve the operations of the Company.  It is time to end the nepotism at Topps, which we believe is the  driving  force  behind  senior  management's  failure  to  take advantage of new business opportunities.

      o  The Company  has just  started to reap the  benefits of its  turnaround plan.  Why let Mr.  Eisner and his cohorts  receive the benefits of the wide range of business  opportunities  available to the Company?  It is time to stop  private  equity  firms from taking value away from public stockholders!

   3) THE PROCESS THAT LED TO THE SIGNING OF THE MERGER  AGREEMENT WAS FLAWED.

      o  The Topps  Board did not shop the  Company  prior to signing the Merger
         Agreement  and thus failed to maximize  the  competitive  dynamics of a sale  transaction  that could have garnered the highest price  possible for the Company.

   4) THE  DEAL-PROTECTION  TERMS OF THE  "GO-SHOP"  PROVISION  UNDER THE MERGER
      AGREEMENT DO NOT PROVIDE FOR A SUFFICIENT,  POST-SIGNING  MARKET CHECK.

      o  The Committee believes that the terms of the "go-shop"  provision under the merger  agreement  were designed to deter rather than encourage the solicitation of alternative proposals.  Therefore,  we believe that any

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

         implication  by the Company  that  contacting  more than 100  companies during the "go-shop"  period  provides for a  substantial  post-signing market check is a 'smokescreen.'

      o  You  should  know  that  the  Topps  Board  ceased   negotiations   and
         discussions  with a potential bidder that had offered to pay $10.75 per share, a 10.3% premium to Eisner's inadequate offer. The Company ceased negotiations  and  discussions  with the bidder  using as a  convenient excuse the  restrictive  "go-shop"  provision in the merger  agreement.
         This does not appear to the  Committee to be an effective  post-signing market check.

                NOT ONLY DOES THE $9.75 OFFER PRICE FALL SHORT,  BUT SO DOES THE
               PROCESS UTILIZED IN ARRIVING AT THE PRICE.

Because the Topps Board failed to maximize value for all Topps stockholders,  on
April 26, 2007, we filed  preliminary  proxy  materials  with the Securities and
Exchange  Commission to formally  oppose the merger  proposal and Eisner's Uncle
Scrooge-like  offer.  We are not seeking  your proxy at this time,  but after we file our definitive  proxy material,  we will be sending you our proxy statement and GOLD proxy card. If you receive Topps' white proxy card,  please do not vote the  white  proxy  until  you have  had a  chance  to  review  our  solicitation materials.

      If you have any  questions,  please  feel  free to call us  directly  at
(212)  319-7676.  You may also call D.F. King & Co., Inc.,  which is assisting the Committee, toll-free at (800) 628-8532.

                                    Sincerely yours,

                                    Eric Rosenfeld & Arnaud Ajdler
                                    The Committee to Enhance Topps

                  CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

        Crescendo  Partners  II,  L.P.,  Series  Y  ("Crescendo  Partners  II"),
together with the other participants named herein, has made a preliminary filing with the Securities and Exchange  Commission ("SEC") of a proxy statement and an accompanying  proxy  card to be used to  solicit  votes in  connection  with the solicitation  of proxies  against a proposed  merger  between The Topps Company,
Inc. (the "Company") and a buyout group that includes Madison Dearborn Partners,
LLC and an investment firm controlled by Michael Eisner,  which will be voted on at a meeting of the Company's stockholders.

        CRESCENDO  PARTNERS II ADVISES ALL  STOCKHOLDERS  OF THE COMPANY TO READ
THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME  AVAILABLE  BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH PROXY MATERIALS WILL BE AVAILABLE

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 14 of 14 Pages
----------------------                                    ----------------------

AT NO  CHARGE  ON THE SEC'S WEB SITE AT  HTTP://WWW.SEC.GOV.  IN  ADDITION,  THE
PARTICIPANTS  IN THE  PROXY  SOLICITATION  WILL  PROVIDE  COPIES  OF  THE  PROXY
STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO
THE  PARTICIPANTS'  PROXY  SOLICITOR,  D.F.  KING & CO.,  INC., BY CALLING (800)
628-8532.

        The participants in the proxy  solicitation  are Crescendo  Partners II,
L.P.,  Series Y, a  Delaware  limited  partnership  ("Crescendo  Partners  II"),
Crescendo  Investments II, LLC, a Delaware limited liability company ("Crescendo
Investments II"),  Crescendo  Advisors LLC, a Delaware limited liability company
("Crescendo Advisors"), Eric Rosenfeld and Arnaud Ajdler (the "Participants").

        Crescendo Partners II beneficially owns 2,547,700 shares of Common Stock of the  Company.  As the general  partner of Crescendo  Partners  II,  Crescendo
Investments  II may be deemed to  beneficially  own the 2,547,700  shares of the
Company   beneficially  owned  by  Crescendo  Partners  II.  Crescendo  Advisors beneficially  owns 100 shares of the Company.  Eric  Rosenfeld  may be deemed to beneficially own 2,547,900 shares of the Company,  consisting of 100 shares held by Eric Rosenfeld and Lisa Rosenfeld JTWROS,  2,547,700 shares Mr. Rosenfeld may be deemed to  beneficially  own by virtue of his position as managing  member of
Crescendo  Investments  II  and  100  shares  Mr.  Rosenfeld  may be  deemed  to beneficially  own by virtue of his  position  as  managing  member of  Crescendo
Advisors.

      Mr. Ajdler beneficially owns 2,301 shares of the Company.

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